Exhibit (a)(5)(i)

FOR IMMEDIATE RELEASE

CONTACT:

Warren Antler

AST Fund Solutions, LLC

212-400-2605

wantler@astfundsolutions.com

The China Fund, Inc. Announces the Adoption of a Discount Management Policy and

Approval in Principle of a One-Time Tender Offer and Dividend Information

Discount Management Policy

March 28, 2012 - The China Fund, Inc. (NYSE: CHN) (the “Fund”), announced today that the Fund’s Board of Directors has voted to approve a Discount Management Policy. The Fund will repurchase, commencing the month after stockholders have approved the proposed arrangements (the “Proposed Arrangements”) for the Fund to be managed by RCM Asia Pacific Limited (“RCM”), its common shares in the open market on any day that the Fund’s shares are trading at a discount of 8% or more from net asset value the prior day and there is a daily average discount of 8% or more from net asset value over the five-day period ending the prior day. On each day that shares are repurchased, the Fund will repurchase its shares to the maximum extent permitted by law unless the Fund’s investment manager determines that such a repurchase would be detrimental to the Fund and its shareholders. On each day that shares are repurchased, in addition to the limits set forth above, the Fund will repurchase shares only at such times that the market price represents a discount of 8% or more from the Fund’s closing NAV on the prior day. Under the program, the Fund is authorized to repurchase in each twelve month period ended October 31 up to 10% of its common shares outstanding as of October 31 the prior year. For example, for the year November 1, 2012 to October 31, 2013, the Fund may repurchase up to 10% of its common shares outstanding as of October 31, 2012. For the first period of operation of the program through October 31, 2012, the Fund is authorized to purchase a portion of 10% of its common shares outstanding at October 31, 2011, pro-rated based on the number of months in that period.

The discount management program is intended to enhance shareholder value, as repurchases made at a discount have the effect of increasing the net value per share of the Fund’s remaining shares.

There is no assurance that the market price of the Fund’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases. These repurchases may be suspended at any time or from time to time without prior notice. The Fund’s repurchase activity will be disclosed in its stockholder reports for the relevant fiscal periods.

Approval in Principle of One-Time Tender Offer

The Fund also announced today that the Board of Directors has voted to approve in principle a one-time tender offer (the “Tender Offer”) to repurchase up to 25% of its outstanding shares at 99% of net asset value, subject to regulatory and other confirmations, to commence at a time following stockholder approval of the Proposed Arrangements with RCM. The Tender Offer, if made, will be made on the terms and subject to the conditions to be determined by the Board of Directors and set forth in an Offer Notice and related Letter of Transmittal.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer, if made, will be made only by an Offer Notice, a related Letter of Transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Stockholders of the Fund should read the Offer Notice and tender offer statement on Schedule TO and related exhibits, as they will contain important information about the Tender Offer.

Dividend Information

The Fund also announced today that the Board of Directors has determined that, if the Fund makes any distribution of capital gains realized during its fiscal year ended October 31, 2012, that distribution will be paid in cash, except with respect to stockholders that have elected to participate in the Fund’s dividend reinvestment program.

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The Fund is a closed-end management investment company with the investment objective of long-term capital appreciation which it seeks to achieve by investing primarily in equity securities (i) of companies for which the principal securities trading market is the People’s Republic of China (“China”), (ii) of companies for which the principal securities trading market is outside of China, or constituting direct equity investments in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods and services sold or produced, or have at least 50% of their assets, in China and (iii) constituting direct equity investments in companies organized in China. The China Fund, Inc. is listed on the New York Stock Exchange under the ticker symbol “CHN”.

For further information regarding the Fund and the Fund’s holdings, please call (888)-CHN-CALL or visit the Fund’s website at www.chinafundinc.com.

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